May 30, 2008

Via EDGAR and Facsimile

U.S. Securities and Exchange Commission

100 F Street, N.W.

Mail Stop 6010

Washington, DC 20549

Re:                    CreditCards.com, Inc.

Registration Statement on Form S-1 (File No. 333-145307)

Application for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby applies for an order granting withdrawal of its Registration Statement on Form S-1, together with all exhibits thereto, Commission File No. 333-145307 (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Securities and Exchange Commission (the “Commission “) on August 10, 2007 and has not been declared effective.

At this time, due to current public market conditions, the Registrant has determined not to proceed with the public offering contemplated by the Registration Statement. The Registrant did not print or distribute any preliminary prospectuses, nor has the Registrant actively offered or sold any securities under the Registration Statement, and all activity in pursuit of the public offering has been discontinued.

In addition, the Registrant hereby also applies for an order granting withdrawal of its  registration statement on Form 8-A (File No. 001-33792), which was filed with the Commission on November 2, 2007 in accordance with Section 12(b) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In accordance with Rule 12d1-2 under the Exchange Act the Form 8-A registration statement has not become effective.

Accordingly, we request an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible. We further request that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please fax a copy of the written order as soon as it is available to the attention of Karen Dempsey of Heller Ehrman LLP, outside counsel for the Registrant, via facsimile at (415) 772-6268.  If you have any questions regarding the foregoing application for withdrawal, please contact Ms. Dempsey at (415) 772-6540.

Sincerely,

CreditCards.com, Inc.

/s/ Elisabeth H. DeMarse
Elisabeth H. DeMarse
President and Chief Executive Officer